Exhibit 21.1

SUBSIDIARIES

OF

FREESCALE SEMICONDUCTOR HOLDINGS I, LTD.

Name	State/Country of Incorporation
Freescale Semiconductor Holdings II, Ltd.	Bermuda
Freescale Semiconductor Holdings III, Ltd.	Bermuda
Freescale Semiconductor Holdings IV, Ltd.	Bermuda
Freescale Semiconductor Holdings V, Ltd.	Delaware / USA
Freescale Semiconductor, Inc.	Delaware / USA
Freescale Semiconductor Malaysia Sdn Bhd.	Malaysia
Freescale Semiconductor Hong Kong Limited	Hong Kong
Freescale Semiconductor EME&A SA	Switzerland
Freescale Semiconductor Singapore Pte. Ltd.	Singapore
Freescale Semiconductor Israel Limited	Israel
Freescale Semiconductor UK Limited	United Kingdom
Tohoku Semiconductor Corporation	Japan
Freescale Semiconducteurs France SAS	France